SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

                            FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended

                 Latin America Holding II, Ltd.
                  ____________________________
                (Name of foreign utility company)



              Entergy Power Development Corporation
              _____________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



        The Commission is requested to mail copies of all communications relating to this Notification to:

       Frederick F. Nugent, Esq.           Thomas C. Havens, Esq.
       General Counsel                     Jones, Day, Reavis & Pogue
       Entergy Wholesale Operations        599 Lexington Avenue
       20 Greenway Plaza                   New York, New York 10022
       Suite 1025
       Houston, Texas  77046

       Latin America Holding II, Ltd. ("LAHII"), a company incorporated in the Cayman Islands and a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that LAHII is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.

Item 1.   Name, Business Address, Facilities and Ownership.

A. The name and business address of the company claiming FUCO status is:

                 Latin America Holding II, Ltd.
                 Caledonian Bank & Trust Limited
                 P.O. Box 1043GT
                 Georgetown
                 Grand Cayman
                 Cayman Islands

    Latin America Holding II, Ltd. claims status as a FUCO by virtue of its indirect ownership interest in the following companies (each of which also is a FUCO):

     (1) Central Termoelectrica Buenos Aires S.A. ("CTBA"), which owns and operates a 220 megawatt ("MW") combined cycle gas
turbine   generator  located  at  the  Central  Costanera,   S.A.
("Costanera") power plant in Buenos Aires, Argentina. LAHII owns indirectly a 10.87% interest in CTBA, as follows: (a) a 7.81% interest through its indirect interest in Entergy Power CBA Holding, Limited, a company incorporated in Bermuda, and (b) a 3.06% interest through its indirect interest in Costanera.

(2) Costanera, which owns and operates an electric generating station located in Buenos Aires, Argentina, consisting of nine natural gas/oil-fired generating units with a total installed capacity of 2,311 MW, including a combined-cycle power plant comprised of two gas turbine generator units with corresponding duct-fired boilers and steam turbines. LAHII owns indirectly a 6% interest in Costanera through its interest in Entergy S.A., a company incorporated in Argentina.

(3) Compania Electricia San Isidro S.A. ("San Isidro"), which owns and operates a 370 MW single unit, combined-cycle electric generating plant (the "Plant") located near Santiago, Chile.
A subsidiary of San Isidro owns and operates electric transmission lines that interconnect the Plant with the grid. LAHII owns indirectly a 25% interest in San Isidro through its indirect interests in Entergy Power Chile S.A. and Inversiones Electricas Quillota S.A., both of which are incorporated in Chile.

(4) Edegel S.A.A. ("Edegel"), which owns and operates five hydroelectric generating stations (with an aggregate installed capacity of 547 megawatts ("MW")), one 260 MW thermal electric generating station and 576 kilometers of interconnecting transmission lines located near Lima, Peru. LAHII owns indirectly an interest in Edegel through its indirect interest in Entergy Power Peru S.A., a company incorporated in Peru.

     No person (other than Entergy and its direct or indirect subsidiaries) currently owns a 5% or more voting interest in LAHII.

Item 2. Domestic Associate Public-Utility Companies of LAHII and their Relationship to LAHII.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic associate public-utility companies of LAHII: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arlahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with LAHII.


EXHIBIT A.     State Certification.

     Not applicable.




                            SIGNATURE


     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                         ENTERGY POWER DEVELOPMENT CORPORATION


                         By:  /s/ Frederick F. Nugent
                            Frederick F. Nugent
                            Vice President

Dated:  December 10, 2001